Item 77.C.	Matters Submitted to a Vote of Security Holders

		Morgan Stanley Alternative Opportunities Fund

At a Special Meeting of Shareholders held on May 11, 2010, shareholders approved an Agreement and Plan of Reorganization under which the assets and liabilities of Morgan Stanley Alternative Opportunities Fund were transferred to Invesco Alternative Opportunities Fund.

For
335,113.242
Withhold
949.000
Abstain
6,381.000